Exhibit 99.(a)(9)

Santiago, March 19, 2021

To the Shareholders of Enel Américas S.A.

Re:	Personal statement on the Public Offer for the Acquisition of Shares (OPA in its Spanish acronym) of Enel Américas S.A. announced by Enel S.p.A.

In compliance with the legal obligation as established in letter c) of article 207 of Law No. 18,045 of the Chilean Securities Market (hereinafter "LMV" in its Spanish acronym), in my capacity as director and Chairman of the Board of Enel Américas S.A. (hereinafter, the "Company" or "Enel Américas"), I hereby express my opinion regarding the advisability for shareholders of the Public Offer for the Acquisition of Shares ("OPA" in Spanish acronym), as announced by Enel S.p.A., the controlling shareholder.

I.	Relationship with the Offeror and interest in the OPA.

I hereby inform the shareholders that I have been elected director of the Company with the votes of Enel S.p.A., the controlling shareholder of Enel Américas. I am also an executive officer (Endesa SA) and Director (Enel Iberia SL) in other companies controlled by Enel S.p.A. Therefore, I declare that I have an interest in the OPA, pursuant to Articles 44 and 147 of the LSA.

I also declare that I do not own, directly or indirectly, any of the Company´s shares, or those of its controlling shareholder, Enel S.p.A., or shares of its related entities except for 1,391 shares of Endesa SA (a Spanish company controlled by Enel S.p.A).

II.	Background information.

1. The OPA was made in the context of the acquisition by Enel Américas of the business, company shares, assets, and liabilities associated with the non-conventional renewable energy generation projects in Central and South America (except Chile) owned by Enel Green Power, an Italian Company (the "Latin American NCRE Assets"), structured, among other transactions, as a merger by incorporation of EGP Américas SpA into Enel Américas (hereinafter the "Merger").

2. The Merger was approved at Enel Américas' Extraordinary Shareholders´ Meeting held on December 18, 2020. Through the Merger, Enel Américas shall acquire all the assets and liabilities of EGP Américas and will succeed to all of its rights and obligations, permitting Enel Américas to control and consolidate the ownership of the business and unconventional renewable energy generation assets that Enel Green Power S.p.A. develops and owns in Central and South America (except Chile).

3.            In the context of the above-mentioned transaction, on December 17, 2020, the controlling shareholder, Enel S.p.A., expressed its intention to launch a voluntary public offer for the acquisition of shares and American Depositary Shares ("ADSs") of Enel Américas for up to a maximum of 10% of its share capital. The OPA will be launched at a price of $140 (one hundred and forty Chilean pesos) per share (or its equivalent in US dollars at the time of settlement, in the case of the ADSs). As stated at that time, the aim of the OPA was to offer the shareholders the opportunity to sell their shares at a price higher than $109.79 Chilean pesos per share which, as established by law, Enel Américas must pay to dissenting shareholders who decide to exercise their withdrawal rights upon the approval of the Merger.

4.            As established in the Prospectus of the OPA (the "Prospectus"), the main features of the OPA, as such, will be as follows:

(i)	Validity:

The OPA will be valid for 30 consecutive days, starting at 9:30 a.m. on March 15, 2021 and finishing at 5:30 p.m. on April 13, 2021.

Notwithstanding the above, Enel S.p.A. reserves the right to extend the deadline of the OPA in accordance with article 205 of Law No. 18,045 of the Chilean Securities Market. Nevertheless, should the Company choose to extend the period of validity of the OPA, it must report said extension to the interested parties through a notification to be published no later than April 12, 2021, in the El Mercurio and El Mostrador newspapers.

(ii)	Securities Covered by the OPA and Payment of the Price:

The OPA is related to the potential acquisition of up to 7,608,631,104 ordinary shares of a single series and with no par value, fully subscribed and paid which the Enel Américas share capital is divided into, representing approximately 10% of the total shares issued by said Company on the day the OPA is to begin.

As indicated in the Prospectus, the price of each Enel Américas share is $140 Chilean pesos, payable in pesos, the Chilean legal tender, and its equivalent in United States dollars, with respect to the securities that are traded in that country.

The price for the Enel Américas shares acquired under the OPA shall be paid on the second business day following the publication of the Notice of Results, that is, on April 20, 2021.

The corresponding price shall be paid through an electronic transfer to the bank account of the shareholder or the representative securities broker, as may be the case, or if there was no account provided, as indicated by the Prospectus, by an un-endorsable bank voucher or nominative check issued in favor of the respective shareholder or the representative securities broker, as the case may be, which may be collected in the offices BTG Pactual Chile S.A. Corredores de Bolsa located in Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, from Monday to Thursday between 9:00 a.m. and 5:30 p.m. and on Friday between 9:00 a.m. and 4:00 p.m., except holidays.

(iii)	Who the OPA is directed at:

The OPA is directed at all Enel Américas´ shareholders who hold the Company´s fully subscribed and paid shares during the term of the OPA, whether they are shareholders of Enel Américas shares that are traded on the Chilean stock exchanges, or those who hold Enel Américas shares that are traded on the New York Stock Exchange, (that is, the OPA also applies to ADS holders considering that each ADS represents 50 Enel Américas shares).

(iv)	Notice of Results:

Enel S.p.A. shall communicate the results of the OPA through the Notice of Results, which will be published on the third day after April 13, 2021. Consequently, the Notice of Results shall be published on April 16, 2021 in the El Mercurio and El Mostrador newspapers.

The Notice of Results will contain the total number of Enel Américas shares offered for sale and acquired by Enel S.p.A., the apportioning factor and the percentage of ownership that Enel S.p.A. will reach in Enel Américas under the OPA.

(v)	Control Premium:

The OPA is not intended for Enel S.p.A. to acquire control of Enel Américas, since Enel S.p.A. is currently already Enel Américas´ Controller.

Notwithstanding the above, the Prospectus has shown that the Control Premium, calculated according to section 199 of the Chilean Securities Market Law, totals 22.2% considering a market price of an Enel Américas' share of $114.58 Chilean pesos, having as the reference the date on which the acquisition of Enel Américas' shares will take place, which is on April 16, 2021.

(vi)	Grounds for termination:

Furthermore, the Prospectus establishes that, pursuant to the provisions of article 210 of the Securities Market Law, Enel S.p.A. subjects the OPA to the Grounds for Termination detailed below, so that if any of them should take place during the term of the OPA, it will permit Enel S.p.A. to terminate the Offer as of April 13, 2021. The grounds for termination are the following ones:

(a)            that the Merger of EGP Américas into Enel Américas was not completed in accordance with the terms approved at the Extraordinary Shareholders' Meetings of both entities, held on December 18, 2020; and

(b)            that there should be any pending judgment or resolution with the aim of, or a demand, action or process, whether legal or administrative, which could reasonably be expected to: (i) prohibit or materially impede the implementation of the OPA; ii) impose material limitations on Enel S.p.A. to acquire the Enel Américas´ shares including any material restrictions regarding the Merger and/or the amendment of Enel Américas´ bylaws; or (iii) impose material limitations on Enel S.p.A.'s effective exercise of all the property rights over Enel Américas' shares, including the right to vote such shares, and in general any other action taken by a court, department or other competent authority resulting in any of the effects listed in clauses (i) through (iii) above.

III. Opinion of the advisability of the OPA.

To express the following opinion, I have taken into account only the information indicated in the Notice of Launch of the OPA and in the Prospectus of the OPA, plus public information on the Company published on its website and on the website of the Financial Market Commission ("CMF").

Reviewing this background information, I believe that the advisability of the OPA can be analyzed from the following perspectives:

1.	The offered price of $140 Chilean pesos per share has a 16.3% premium with respect to the market price of the stock ($120.39 Chilean pesos at the market close on March 12, 2021) and a 17.0% premium on the average of the weighted average prices of shares in the last 12 months. Furthermore, the price offered is 27.5% higher than the price of the withdrawal rights applicable to the Merger approval.

2.	Furthermore, the price proposed in the OPA is in line with the target prices as forecast by market analysts (Bloomberg Consensus).

3.	The OPA is carried out by the current controller of Enel Américas, who will increase its stake in the Company, reducing the number of shares held by minority shareholders and affecting the liquidity of the stock. Furthermore, the representation of Enel Americas in indexes that use free float as a weighting method may be affected by its decrease. Similarly, the bylaw amendments approved in the Merger allow the controlling shareholder to exceed previously existing shareholding limits.

4.	With the incorporation of the Latin American NCRE Assets as a result of the Merger, Enel Américas will become a Company that is larger, more sustainable, more diversified, and faster growing, especially with regard to generation assets, with a greater future perspective in the decarbonization process. That is why the long-term value of its stock might be higher than the one offered by Enel S.p.A. However, I would like to point out that this assessment is subject to various market-specific variables and risks.

IV. Conclusion.

Considering the arguments described above, in my view, the OPA is advisable for those shareholders who are considering selling their shares and thus making their investment liquid. Likewise, the OPA is a good sale opportunity to liquidate a portion of the positions held by the shareholders in the Company, without affecting the value of their other positions.

I would like to inform the shareholders that this opinion is expressed under a legal mandate, but that it cannot in any way be regarded as an invitation, recommendation, suggestion, or proposal to sell or not sell their shares, whether on the occasion of the OPA or on any another occasion. I would hereby recommend that each shareholder should analyze all the information related to the OPA to make a reasonable investment decision, taking into account his or her specific financial, legal and tax situation.

Yours truly

/s/ FRANCISCO dE BORJA ACHA BESGA

FRANCISCO DE BORJA ACHA BESGA

Chairman
Enel Américas S.A.

Santiago, March 19, 2021

To the Shareholders of Enel Américas S.A.

Dear Shareholders:

In compliance with the provisions of letter a) of article 207 of Law No. 18,045 of the Chilean Securities Market, and in relation to the Public Offer for the Acquisition of Shares ("OPA” in Spanish acronym) of Enel Américas S.A. ("Enel Américas"), announced by Enel S.p.A., the controlling shareholder, I hereby issue this statement which contains my informed opinion on the advisability of the OPA to the shareholders.

1.	Relation with the Offeror and the OPA.

I hereby inform you that I am an independent director under section 50bis of Law No. 18,046, elected as such without the votes of the controller of Enel Américas and offeror under the OPA. I also declare that I do not own any Enel Américas shares or ADSs nor shares of Enel S.p.A. or their related parties.

Therefore, I declare that I have no particular interest in the OPA.

2.	Important information.

I would like to inform the shareholders that this opinion is expressed under a legal mandate, but that it cannot be, in any way, regarded as an invitation, recommendation, suggestion, or proposal to sell or to not sell their shares, whether on the occasion of the OPA or any other occasion. I therefore recommend that each shareholder analyze all the information related to the OPA to make a reasonable investment judgment, taking into account his or her specific financial, legal and tax situation.

I would also like to declare that while preparing this statement I have seen the information included in the Notice of Launch of the OPA and the Prospectus of the OPA, as well as other information available on this date. While issuing this statement, I have not considered future events or projections, since by their nature they are subject to uncertainty or variation.

3.	Background information on the OPA.

1.            The OPA occurs in the context of the acquisition process carried out by Enel Américas, of the business, company shares, assets, and liabilities associated with the non-conventional renewable energy generation projects in Central and South America (except Chile) that were owned by the Italian company Enel Green Power (the "Latin American NCRE Assets"), which was structured, among other transactions, through a merger by incorporation of EGP Américas SpA into Enel Américas (hereinafter the "Merger"). The Merger was approved at the Enel Américas' Extraordinary Shareholders´ Meeting held on December 18, 2020.

2.            In the context of the above-mentioned transaction, on December 17, 2020, the controlling shareholder Enel S.p.A. expressed its intention to launch a voluntary public offer for the acquisition of Enel Américas shares and American Depositary Shares ("ADSs") for up to a maximum of 10% of Enel Américas share capital. The OPA would be launched at a price of $140 (one hundred and forty Chilean pesos) per share (or its equivalent in US dollars at the time of settlement, in the case of the ADSs). As stated at that time, the intention of the OPA would be to offer the shareholders the opportunity to sell their shares at a price higher than $109.79 Chilean pesos per share which, as established by law, Enel Américas must pay to dissenting shareholders who decide to exercise their withdrawal rights upon the approval of the Merger.

3.            In preparing this opinion, I have considered the OPA terms and conditions described in the available Notice of Launch and Prospectus.

The OPA will be valid for 30 consecutive days beginning March 15, 2021, with the purpose being the acquisition of 7,608,631,104 Enel Américas shares representing 10% of all the shares issued by that entity as of the date of the OPA.

The OPA is aimed not only at the Enel Américas´ shareholders who hold the Enel Américas shares traded on the Chilean stock exchanges, but also those who hold Enel Américas shares traded on the New York Stock Exchange, including ADS holders.

The price the Offeror is willing to pay for each Enel Américas share of which acquisition has been offered amounts to $140 Chilean pesos per share, payable in pesos, the Chilean legal tender, or its equivalent in United States dollars, depending on whether the instruments purchased by the Offeror are those traded in Chile or the United States, as applicable. The price for Enel Américas shares acquired under the OPA shall be paid on April 20, 2021, either via an electronic transfer or by an un-endorsable bank voucher or nominative check issued in favor of the respective shareholder which may be collected in the offices of the OPA Administrator.

Despite the fact that the OPA’s aim is not for the Offeror to take control of Enel Américas (considering that it is already the Company´s Controller), the Prospectus of the OPA has established a control premium, calculated in accordance with section 199 of the Chilean Securities Market Law, which reaches 22.2% considering the market price of Enel Américas’ stock of $114.58 Chilean pesos, on the date on which the acquisition of the shares offered would take place, which is April 16, 2021.

Furthermore, the OPA Prospectus establishes two grounds of termination, independent from each other, so that if either of them should take place during the term of the OPA, then the Offeror may declare the OPA terminated for all legal purposes.

4. Opinion on the advisability of the Offer.

In preparing this opinion, I have considered the following elements and considerations, which are independent of those that each shareholder must take into account in his or her own evaluation to make their decision:

a.	The price of the OPA is $140 Chilean pesos per share. This price represents (1) a 16.3% premium as compared to the market price of the stock the day before the commencement of the OPA ($120.39 Chilean pesos as of March 12, 2021); (2) a 27.5% premium compared to the price of the withdrawal rights ($109.79 Chilean pesos) applicable to the Merger, and (3) a 17.0% premium on the average weighted price achieved by the Company in the past 12 months. In addition, the price proposed in the OPA is higher than the maximum price reached by Enel Américas stock in the last year.

b.	The price is payable in cash and without financing conditions, which provides certainty and is an excellent sale opportunity to liquidate a portion of the positions that shareholders might hold in the Company.

c.	The OPA will allow the controller of Enel Américas´ to increase its participation in the Company. Therefore, the number of shares held by minority shareholders will decrease. Furthermore, the Company's representation in certain relevant indices that use the Company's "float" as a weighting method will be affected. This will have an impact on the stock liquidity. Therefore, the offer provides the current minority shareholders with a guaranteed liquidity option that will permit them to reduce their exposure in the Company.

d.	It is also important to consider that, with the Merger approved, Enel S.p.A.’s ownership of the Company’s shares will exceed 2/3. Consequently, Enel S.p.A. will have enough shares to approve the most relevant matters and that, by law, require a supermajority to be approved. If the shareholder considers this to be prejudicial in terms of corporate governance, he or she should take advantage of this offer to reduce his or her exposure in this company,

The above considerations should be contrasted with the following ones:

a)            By incorporating the EGP Américas assets and the impacts that this important transaction will have on Enel Américas, the long-term value of the stock may be even higher than the one offered by the controller. In this context, the average value of the stock obtained by the independent evaluators and experts who participated in the analysis of the Merger process yielded a price somewhat higher than that of the OPA. However, shareholders are cautioned that these valuations are based on projections which because of their nature are subject to uncertainties and consider the valuation of 100% of the shares, involving a control premium which does not apply in this case since the OPA is carried out by the current controller.

b)            Once merged with EGP Américas, Enel Américas will register a significant improvement in its ESG profile. This variable is quite relevant to many investors who consider this dimension in their investment process and will, therefore, have to be considered by them.

5. Conclusion

Taking into account the considerations set out in this statement, I am of the opinion that the OPA is advisable for the shareholders who are thinking of selling their shares, liquidating their investment and reducing their exposure in Enel Américas.

Kind regards

/s/ Domingo Cruzat Amunategui

Domingo Cruzat Amunategui

Director

Enel Américas S.A.

Santiago, March 19, 2021

To the Shareholders of Enel Américas S.A.

Ref.:	Information on the advisability of the Public Offer for the Acquisition of Shares (OPA in its Spanish Acronym).

Dear Shareholders:

I present this statement in my capacity as a director of Enel Américas S.A., a publicly held stock corporation, pursuant to the provisions of article 207 of Law No.18,045 on the Chilean Securities Market.

In accordance with the above-mentioned provisions, the directors of a company subject to the OPA must individually release a written statement offering their informed opinion on the advisability of the OPA for the Company´s shareholders. In such statement, each director must state his or her relationship with the Company´s controlling shareholder and with the offeror, and the interest he or she may have in the transaction.

I.	Background.

a)	The OPA was made in the context of the acquisition by Enel Américas of the business, company shares, assets, and liabilities associated with the non-conventional renewable energy generation projects in Central and South America (except Chile) that were owned by the Italian company Enel Green Power (the "Latin American NCRE Assets"), structured, among other transactions, as a merger by incorporation of EGP Américas SpA into Enel Américas (hereinafter the "Merger"). The Merger was approved by Enel Américas' Extraordinary Shareholders´ Meeting held on December 18, 2020.

b)	In the context of the above-mentioned transaction, on December 17, 2020, Enel S.p.A., the controlling shareholder, expressed its intention to launch a voluntary public offer for the acquisition of Enel Américas´ shares and American Depositary Shares ("ADS") for up to a maximum of 10% of its share capital. The OPA would be launched at a price of $140 (one hundred and forty Chilean pesos) per share (or its equivalent in US dollars at the time of settlement, in the case of the ADSs). In accordance with what was stated at that time, the purpose of the OPA was to offer the shareholders the opportunity to sell their shares at a price higher than $109.79 Chilean pesos per share which, as established by law, Enel Américas must pay dissenting shareholders who decide to exercise their withdrawal rights upon the approval of the Merger.

II.	Background on the OPA.

a)            The Notice of Launch of the OPA was published in the El Mercurio and El Mostrador newspapers on March 14, 2021, so that the beginning of the OPA period commenced on March 15, 2021, at 9:30 a.m. and will end on April 13, 2021, at 5:30 p.m., as set forth in the Prospectus of the OPA that I have been presented (the "Prospectus").

b)            Under the OPA, the controlling shareholder of Enel Américas, that is, Enel S.p.A., intends to acquire up to 7,608,631,104 ordinary shares of a single series and with no par value, fully subscribed and paid for into which the share capital of Enel Américas’ is divided, representing approximately 10% of the capital of said public limited company.

c)            The OPA is directed at both Enel Américas´ shareholders whose shares trade on the Chilean stock exchanges and which shares are subscribed and paid for, and to the holders of Enel Américas shares and ADSs that are traded on the New York Stock Exchange.

d)            As established by the provisions of the Prospectus, Enel S.p.A. offers a price of $140 Chilean pesos for each Enel Américas share, which will be paid in Chilean pesos, legal tender, or in its equivalent in United States dollars, for securities that are traded in that country (the "Price").

e)            Enel S.p.A. shall communicate the result of the OPA via a Notice of Results to be published on the third day after April 13, 2021. Accordingly, the Notice of Results shall be published on April 16, 2021 in the El Mercurio and El Mostrador newspapers.

f)            The Price of shares acquired under the OPA shall be paid on the second business day following the publication of the Notice of Results, that is, on April 20, 2021, and the payment shall be completed either by an electronic transfer to the bank account of the interested shareholders who have informed, in a timely manner, the OPA Administrator of their bank account details, in accordance with the provisions of the Prospectus, or to the bank account of the securities brokers, for those interested shareholders who had managed their sales orders through such securities brokers. In the absence of the foregoing, the Price shall be paid via a non-endorsable cashier´s voucher or a nominative check, documents which must be collected by the interested shareholders in the offices of the OPA Administrator (BTG Pactual Chile S.A. Corredores de Bolsa).

g)            Finally, it is important to highlight a special aspect of the Enel S.p.A. OPA related to the fact that two grounds for termination have been established, so that if any of them should take place during the term of the OPA, Enel S.p.A. may terminate the OPA as of April 13, 2020.

The grounds for termination are as follows: (a) that the merger of EGP Américas into Enel Américas has not been completed in accordance with the terms approved at the Extraordinary Shareholders' Meetings of both companies held on December 18, 2020; and (b) that there should be any pending judgment or resolution with the aim of, or a demand, action or process, whether legal or administrative, which could reasonably be expected to: (i) prohibit or materially impede the implementation of the OPA; (ii) impose material limitations on Enel S.p.A. to acquire the Enel Américas’ shares including any material restrictions regarding the Merger and/or the amendment of Enel Américas´ bylaws; or (iii) impose material limitations on Enel S.p.A.'s effective exercise of all the property rights over Enel Américas' shares.

III.	Considerations.

To prepare this statement, I have considered the following factors:

a)            In my opinion the most fundamental variable is the price offered ($140 Chilean pesos per share) representing a 23.9% premium as compared to the price of the shares prior to the OPA announcement. This premium compares positively to other OPAs that have taken place in the Chilean market where the controller wants to increase its shareholding, (about 30%). Furthermore, it is higher than the highest price per share reached in the last 12 months.

b)            Market analysts who estimate Enel Américas´ objective share price through a fundamental analysis of the company, publish a price in line with the one offered in this OPA.

c)            The price indicated above is payable in cash, which offers confidence and is an excellent sales opportunity to liquidate a portion of the positions that shareholders might hold in the Company. In addition, there are no financing conditions.

d)            The OPA was launched by the Company's current controlling shareholder, who will increase its stake in the company. The decrease in the Enel Américas´ float as a result of the OPA could affect the liquidity of the stock. Additionally, there might be a decrease in the Company's participation in certain stock indices. Therefore, the offer provides the current minority shareholders with an opportunity for guaranteed liquidity to reduce their exposure in the Company.

e)            The Merger, whose completion is a condition to the completion of this OPA, would allow the controlling shareholder to hold more than two-thirds of the stock. Therefore, Enel S.p.A could approve various matters covered by the Law on Publicly Traded Companies without requiring the positive vote of the minority shareholders. This relative loss of importance in corporate governance for the minority shareholders as compared to the controller could make it advisable to accept the OPA and thus decrease their exposure in this Company.

f)            As a result of the Merger and the Related Party Transaction recently approved by the Company's shareholders, valuations of Enel Américas were carried out. Independent evaluators and experts, after several in-depth valuations, determined that the value of one Enel Américas´ share was around $150 Chilean pesos, somewhat higher than the price offered in the OPA. However, shareholders should consider this as a valuation of 100% of the shares and, therefore, takes into account a control premium which does not apply to this partial OPA.

g)            Enel Américas, once merged with EGP Américas, will significantly improve its ESG profile, which could be relevant to some investors.

IV.	Opinion

In view of the considerations described in this statement, I believe that the OPA is advisable for the shareholders who are thinking of selling their shares at a higher market price than that existing in the market at this moment.

I would like to inform the shareholders that this opinion is issued under a legal mandate, but that it cannot in any way be regarded as an invitation, recommendation, suggestion, or proposal to sell their shares, whether on the occasion of the OPA or on any another occasion. I recommend that each shareholder should analyze all the information related to the OPA to make a reasonable investment judgment, taking into account his or her specific financial, legal and tax situation.

At the same time, I hereby clarify that to prepare this statement I have only considered the information available at this date, including the Notice of Launch and the prospectus of the OPA.

V.	Relation or interest.

I hereby inform the shareholders that I have a relationship with the controller of Enel Américas, Enel S.p.A., having been appointed director with the votes of the latter. I also hereby inform you that I hold a minority shareholding interest of 150,000 ADRs representing the Company's shares.

Yours truly,

/s/ Patricio Gómez Sabaini

Patricio Gómez Sabaini

Director

Enel Américas S.A.

Santiago, March 19, 2021

To the Shareholders of Enel Américas S.A.

Dear Shareholders:

In compliance with the provisions of letter a) of article 207 of Law No. 18,045 of the Chilean Securities Market, and in connection with the Public Offer for the Acquisition of Shares ("OPA” in its Spanish acronym) of Enel Américas S.A. ("Enel Américas"), announced by its controlling shareholder Enel S.p.A., I hereby issue this statement containing my informed opinion on the advisability of the OPA for the shareholders.

1.	This director's relationship with the offeror or the OPA.

I hereby inform you that I was elected with the votes of the controlling shareholder of Enel Américas and the offeror under the OPA, Enel S.p.A., I declare that I own 6,689,400 Enel Américas´ shares through Inversiones Santa Verónica, which I intend to sell in the OPA. I do not hold any additional shares or securities of Enel S.p.A or its related entities. Because of the above, I hereby confirm that I have an interest in the OPA.

2.	Prior Statement.

I would like to inform the shareholders that this opinion is issued under a legal mandate, but that it cannot in any way be regarded as an invitation, recommendation, suggestion, or proposal to shareholders to sell or to not sell their shares, whether on the occasion of the OPA or any other occasion. I recommend that each shareholder analyze all the information related to the OPA and make a reasonable investment judgment, considering his or her specific financial, legal and tax requirements.

I would also like to declare that while preparing this statement I have seen the information included in the Notification of Launch of the OPA and the Prospectus of the OPA, as well as other information available on this date. In the issuance of this statement, I have not considered future events or projections, since, by their nature, they are subject to uncertainty or variations.

3.	The OPA.

a)            The OPA is part of the context of an acquisition process carried out by Enel Américas of the business, company shares, assets, and liabilities associated with the non-conventional renewable energy generation projects in Central and South America (except Chile) that were owned by the Italian company Enel Green Power (the "Latin American NCRE Assets"). The acquisition process was structured, among other transactions, through a merger by incorporation of EGP Américas SpA into Enel Américas (hereinafter the "Merger"). The Merger was approved by the Enel Américas' Extraordinary Shareholders´ Meeting held on December 18, 2020.

b)            In the context of the above-mentioned transaction, on December 17, 2020, the controlling shareholder Enel S.p.A. expressed its intention to launch a voluntary public offer for the acquisition of Enel Américas´ shares and American Depositary Shares ("ADS") for up to a maximum of 10% of Enel Américas share capital. The OPA would be launched at a price of $140 (one hundred and forty Chilean pesos) per share (or its equivalent in US dollars at the time of settlement in the case of the ADS). As stated at that time, the aim of the OPA was to offer the shareholders the opportunity to sell their shares at a price higher than $109.79 Chilean pesos per share which, as established by law, Enel Américas must pay dissenting shareholders who decide to exercise their withdrawal rights upon the approval of the Merger.

c)            Through the OPA, Enel S.p.A. can acquire 7,608,631,104 (seven billion six hundred and eight million six hundred and thirty-one thousand and one hundred and four) Enel Américas´ common shares of a single series and with no par value, all fully subscribed and paid for, at a price of $140 (one hundred and forty Chilean pesos) per share, which will be paid to the interested shareholders in pesos, the legal tender in Chile, or in United States dollars, as applicable, on April 20, 2021, either through a transfer to the bank account provided by the interested shareholder, or by issuing an non-endorsable bank voucher or a nominative check in favor of the shareholders who have not provided their bank account details to the OPA Administrator, that is, BTG Pactual Chile S.A. Corredores de Bolsa, which such documents must be collected at the offices of said entity, located in Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, from Monday to Thursday between 9:00 a.m. and 5:30 p.m. and on Friday between 9:00 a.m. and 4:00 p.m., except holidays.

For the shareholders who have expressed their intention to participate in the OPA through sales orders delivered to security brokers other than the OPA Administrator, the payment of shares acquired under the OPA shall be made by an electronic transfer to the bank accounts indicated by such securities brokers.

According to letter b) above, the OPA will be directed not only to Enel Américas´ shareholders in Chile, but also to shareholders holding shares or ADS representing Enel Américas shares that are traded in the United States, specifically, on the New York Stock Exchange.

The total amount of the OPA will be $1,065,208,354,560 (one trillion sixty-five billion two hundred and eight million three hundred and fifty-four thousand and five hundred and sixty Chilean pesos) should the acquisition of the 7,608,631,104 shares issued by Enel Américas (including those in the form of ADSs) take place. In the event that the number of shares included in the acceptances of the OPA, considering both the acceptances under the OPA in Chile and in the United States, exceeds the amount of 7,608,631,104 shares (including those in the form of ADSs), Enel S.p.A. will buy the shares offered pro rata from the amount of shares offered for sale by each of the accepting shareholders, applying the pro-rata factor resulting from the following formula: the number of shares offered to be acquired by the Offeror (7,608,631,104 shares), which shall be divided by the number of shares resulting from the sum of (a) the total number of shares agreed to be sold under the OPA in Chile, and (b) the total number of shares held by shareholders in the U.S. and shares represented by ADSs that their respective holders agree to sell under the OPA in the United States.

Therefore, in such event, the number of shares to be acquired from each of the accepting sellers under the OPA will correspond to the result of multiplying the number of shares that the respective accepting seller has agreed to sell in the OPA by the factor resulting from the formula described above, with the acquisition being made only of the whole number of shares resulting from the newly indicated formula.

It important to mention that there are two grounds for the termination of the OPA which are: (i)  that the Merger is not completed and (ii) that there should be any pending judgment or resolution with the aim of, or a demand, action or process, whether legal or administrative, which could reasonably expected to: (a) prohibit or materially impede the implementation of the OPA; (b) impose material limitations on Enel S.p.A. to acquire the Enel Américas´ shares including any material restrictions with respect to the Merger and/or the amendment of Enel Américas´ bylaws; or (iii) impose material limitations on Enel S.p.A.'s effective exercise of all the property rights over Enel Américas' shares.

If any of the above items were to occur during the term of the OPA, Enel S.p.A. may declare the OPA terminated as of April 13, 2020.

Finally, I hereby inform the shareholders that the OPA will be valid for 30 consecutive days, that is, from March 15, 2021, to April 13, 2021, notwithstanding Enel S.p.A.´s right to extend the term, in accordance with article 205 of Law No. 18,045 of the Chilean Securities Market, to be reported by a notification to be published no later than April 12, 2021, in the newspapers.

4.	Opinion on the advisability of the OPA.

Based on the considerations set out below, I believe that the OPA is advisable for the shareholders who are considering selling their shares and reducing their exposure in Enel Américas.

The most important variable in my opinion regarding the suitability of accepting this offer is related to the offered price, which is 17.1% higher than the average price during the week before the launch of this offer and 17.0% higher than the average price during the last twelve months. Furthermore, the proposed price is above the maximum price reached by the Enel Américas shares in the past year.

The impact on liquidity of the shares resulting from the offer could be negative for minority shareholders, which is why the offer provides such shareholders with a certain liquidity event, to reduce their exposure in the Company.

Along the same lines, the Company's representation in certain relevant indices that use the Company's "float" as a weighting method might become affected. Therefore, the offer provides current minority shareholders with an opportunity to reduce their exposure in the Company, if they so wish, in line with what should happen in certain stock indices.

In terms of corporate governance, as a result of the Merger and the offer currently in place, the Company's controlling shareholder will exceed the limits it requires to approve certain matters, under the law, without requiring a favorable vote by the minority shareholders. This situation might make it advisable for a shareholder to agree to sell their shares in the OPA, particularly those who assign a relevant role to a more independent corporate governance structure.

The favorable arguments set out above are in addition to the following considerations, which must be considered by shareholders:

It is not possible to anticipate the behavior of Enel Américas' shares in the future, and it is possible that by incorporating the assets that come from the Merger, the long-term value of Enel Américas' shares might be higher than the one offered in the OPA.

With the incorporation of the EGP Américas assets and the impact that this important transaction will have on our Company, it is possible that the long-term value of our stock will be even higher than the amount offered by Enel S.p.A. This, however, is subject to market uncertainties.

For those shareholders who, when making a decision, consider aspects associated with environmental protection and socially responsible investments, it will be important to take into account that, as part of the Merger, Enel Américas will offer an improved ESG profile.

Yours truly

/s/ Hernán Somerville

Hernán Somerville
Director
Enel Américas S.A.

Santiago, March 19, 2021

To the Shareholders of Enel Américas S.A.

Re:	Personal Statement on the Public Offer for the Acquisition of Shares (OPA in its Spanish acronym) of Enel Américas S.A. announced by Enel S.p.A.

Dear Shareholders:

In compliance with the legal obligation established in letter c) of article 207 of Law No. 18,045 of the Chilean Securities Market (hereinafter "LMV" in its Spanish acronym) in my capacity as a director of the publicly held stock corporation Enel Américas S.A. (hereinafter the "Company" or "Enel Américas"), I hereby express my opinion regarding the advisability of the Public Offer for the Acquisition of Shares ("OPA" in Spanish acronym) for shareholders, announced by the controlling shareholder Enel S.p.A.

I.	Summary of the transaction.

1.           The OPA is part of the acquisition process, carried out by Enel Américas, of the business, company shares, assets, and liabilities associated with the non-conventional renewable energy generation projects in Central and South America (except Chile) that were owned by the Italian company Enel Green Power (the "Latin American NCRE Assets") structured, among other transactions, as a merger by incorporation of EGP Américas SpA into Enel Américas (hereinafter the "Merger").

2.           In the context of the above-mentioned transaction, on December 17, 2020, Enel S.p.A., the controlling shareholder, expressed its intention to launch the OPA, offering the shareholders the opportunity to sell their shares at a price of greater than the $109.79 Chilean pesos per share that, pursuant to law, Enel Américas must pay dissenting shareholders who decide to exercise their withdrawal rights upon the approval of the Merger.

3.           The OPA announced by Enel S.p.A. offers to acquire 7,608,631,104 of the Company´s issued, subscribed, and paid for shares, equivalent to approximately 10% of all shares issued by the Company as of the date of the OPA. It should be noted that the OPA also includes the Company's shares traded on the New York Stock Exchange, whether such shares correspond to securities of shareholders residing in the United States, in accordance with the regulations contained in Regulation 14d-1(d) of the U.S. Securities Exchange Act of 1934, or whether they correspond to the Company´s shares owned by American Depositary Shares holders, each representing 50 of the Company´s shares.

For this purpose, Enel S.p.A. offers to pay a price of $140 Chilean pesos for each share whose acquisition has been offered, so that the total amount of the OPA would reach $1,065,208,354,560, should all shares subject to the OPA be acquired. The price for the acquired shares shall be paid in pesos which is the legal tender in Chile or in the equivalent in United States dollars, if applicable, as set out in the preceding paragraph.

Those shareholders who have expressed their intention to participate in the OPA under sales orders issued to BTG Pactual Chile S.A. Corredores de Bolsa in its role as the OPA Administrator ("BTG Pactual"), shall receive the payment of the price for the shares to be acquired by Enel S.p.A. by an electronic transfer of funds to the account that each shareholder indicates at the time of submitting their acceptance of the OPA to BTG Pactual. If the interested parties have not indicated the bank account information at the time indicated above, the payment will be made by a non-endorsable bank voucher or a nominative check issued in the name of the respective shareholder, collectable from BTG Pactual’s offices. For shareholders who have expressed their intention to participate in the OPA under sales orders delivered to securities brokers other than BTG Pactual, the payment of the price for the shares to be acquired by Enel S.p.A. will be made by an electronic transfer to the bank accounts indicated by such securities broker.

The price will not accrue any adjustments or interest and will be paid on April 20, 2021.

The OPA will be valid for 30 consecutive days beginning March 15, 2021 and will end on April 13, 2021. Notwithstanding the foregoing, Enel S.p.A. reserves the right to extend the validity of the OPA in accordance with article 205 of the LMV, which should be notified to the interested parties through an advertisement to be published no later than April 12, 2021, in the El Mercurio and El Mostrador newspapers.

Finally, the OPA may possibly be affected by two grounds of termination, so that if either of them should take place during the term of the OPA, Enel S.p.A. may declare the OPA terminated as of April 13, 2020. The grounds for termination are as follows: (a)  that the Merger does not take place; (b) that there should be any pending judgment or resolution with the aim of, or a demand, action or process, whether legal or administrative, which could reasonably be expected to: (i) prohibit or materially impede the implementation of the OPA; ii) impose material limitations on Enel S.p.A. to acquire the Enel Américas´ shares including any material restrictions with respect to the Merger and/or the amendment of Enel Américas´ bylaws; or (iii) impose material limitations on Enel S.p.A.'s effective exercise of all the property rights over Enel Américas' shares.

II. Considerations and opinion about the advisability of the OPA.

The advisability of the OPA can be analyzed from the following perspectives:

1.	The OPA is carried out by Enel SpA, controller of Enel Américas, who will increase its participation in the Company. It is therefore expected that the liquidity of the shares will be affected by a lower number of minority shareholders. It is also possible that the Company may no longer be represented in certain relevant indices that require a minimum liquidity. Thus, the OPA gives the current minority shareholders who are interested in selling some of their shares a certain liquidity opportunity.

2.	The offered price of $140 Chilean pesos per share represents a 16.3% premium as compared to the market price of the shares ($120.39 Chilean pesos at the market close on March 12, 2021) and a 17.0% premium on the average weighted prices for the last 12 months. It also represents a 27.5% premium as compared to the price with respect to the withdrawal rights applicable to the approval of the Merger.

3.	Furthermore, the price proposed in the OPA is above the maximum price reached by Enel Américas´ stock in the last year and is in line with the target prices established by market analysts (Bloomberg Consensus).

The above considerations should be countered by other arguments, some of which are the following ones:

1.	By incorporating the EGP Latin American NCRE Assets into Enel Américas, the long-term value of Enel Américas´ stock may be greater than the one offered by Enel S.p.A. However, this is only an assessment and it is impossible to establish with any certainty.

2.	After the merger, Enel Américas will register a significant improvement in its ESG profile and will become a company with a more diversified and growing businesses. These factors may be relevant for new investors to take into consideration.

Taking into account all the arguments described above, the OPA, in my opinion, is advisable for those shareholders who are thinking of selling some of their shares and thus making their investment liquid.

III. Relation with the Offeror, interest in the OPA and Disclaimer.

I hereby declare that I have been elected a director of the Company with the votes of the controlling shareholder of Enel Américas, Enel S.p.A. I therefore declare that I have an interest in the OPA, in accordance with Articles 44 and 147 of the LSA. I also declare that I do not own, directly or indirectly, any of the Company´s shares, its controller Enel S.p.A. or related companies.

I would like to inform the shareholders that this opinion is expressed under a legal mandate, but that it cannot be, in any way, regarded as an invitation, recommendation, suggestion, or proposal to sell their shares, whether on the occasion of the OPA or any another occasion. It is recommended that each shareholder should analyze all the information related to the OPA to make a reasonable investment judgment, taking into account his or her specific financial, legal and tax situation.

Finally, I would like to inform the shareholders that this opinion has been prepared based on the information existing on this date.

Yours truly,

/s/ José Antonio Vargas

José Antonio Vargas

Director
Enel Américas S.A.

Boston, March 19, 2021

To the Shareholders of Enel Américas S.A.

Ref.:	Statement on the advisability of the Enel Américas S.A. Public Offer for the Acquisition of Shares

Dear Shareholders:

In compliance with the provisions of letter c) of article 207 of Law No. 18,045 of the Chilean Securities Market (“LMV” in its Spanish acronym). I hereby issue this statement in my capacity as director of Enel Américas S.A. (the “Company” or “Enel Américas”) which contains my opinion on the advisability of the Public Offer for the Acquisition of Shares (“OPA” in its Spanish acronym) for the shareholders, as announced by Enel S.p.A., the controlling shareholder.

I.	Relation with the Controlling Shareholder and Offeror and interest in the OPA.

I hereby inform the shareholders that I have been elected director of the Company with the votes of Enel S.p.A., the controlling shareholder of Enel Américas. I am also an employee of a company that belongs to the Enel Group. I therefore declare that I have an interest in the OPA, as established by Law No. 18,046.

Apart from the above, I have no other economic or financial relationship with Enel S.p.A. or its related entities nor do I own, directly or indirectly, any of the Company´s shares or shares of its controlling shareholder Enel S.p.A. or its related companies.

II.	Background.

1.	On March 15, 2021, the Company's controlling shareholder has launched a partial OPA of Enel Américas shares, up to a maximum of 10% of its share capital. The price of the OPA is $140 Chilean pesos per share. The terms and conditions of the OPA are contained in the notifications of the launch and the prospectus published and submitted to the Financial Market Commission as legally required.

2.	As indicated in the notice of Significant Event issued on December 17, 2020, the OPA´s aim is to offer the Company´s shareholders the opportunity to sell their shares at a price higher than $109.79 Chilean pesos per share which, as established by law, Enel Américas must pay dissenting shareholders who decide to exercise their withdrawal rights at the time of the Merger that was definitively approved at the shareholders' meeting held on December 18, 2020.

3.	In light of the provisions of the Prospectus of the OPA, the main features of the OPA are as follows:

Offeror	Enel S.p.A.
OPA Values	7,608,631,104 (seven billion six hundred and eight million six hundred and thirty-one thousand one hundred and four) Enel Américas shares issued, subscribed for, and paid for, equivalent to approximately 10% of all the shares issued by Enel Américas on the date of the OPA.
Recipients of the OPA	The shareholders of Enel Américas in Chile and the United States, whose shares are fully subscribed and paid for during the term of the OPA and are traded in the Chilean and New York Stock Exchanges, respectively. It also includes the holders of the American Depositary Shares ("ADSs").
Price	$140 (one hundred and forty Chilean pesos) for each Enel Américas share. The price will not accrue any adjustments or interests.
Form of Payment	The price of the shares acquired under the OPA shall be paid in pesos, the national tender in Chile, as follows: (i) The shareholders who expressed their intention to participate in the OPA under sales orders issued to the OPA Administrator will be paid by an electronic transfer of funds to the account that they provided to the Administrator on the date they accepted the OPA. If a shareholder has not provided bank account details at the time indicated above, payment will be made by non-endorsable bank voucher or a nominative check issued in the name of the respective shareholder. (ii) To the shareholders who expressed their intention to participate in the OPA under sales orders delivered to securities brokers other than the OPA Manager, by electronic transfer to the bank accounts indicated by such securities brokers.

Control Premium

The aim of the OPA is not for Enel S.p.A. to take control of Enel Américas, considering that Enel S.p.A. is already the Company´s controlling shareholder. However, the Prospectus of the OPA establishes that the control premium, calculated according to section 199 of the Chilean Securities Market Law, reaches 22.2%, considering the market price of Enel Américas' stock of $114.58 Chilean pesos per share on the date on which the acquisition of the shares would take place, which is April 16, 2021.

OPA amount	$1,065,208,354,560 (one trillion sixty-five billion two hundred and eight million three hundred and fifty-four thousand five hundred and sixty Chilean pesos) if the acquisition of the 7,608,631,104 shares issued by Enel Américas should take place.
Validity	The OPA will be valid for 30 consecutive days, starting at 9:30 a.m. on March 15, 2021 and finishing at 5:30 p.m. on April 13, 2021.
Term Extension

Enel S.p.A. reserves the right to extend the term of the OPA, in accordance with article 205 of Law No. 18,045 of the Chilean Securities Market. Should the Company choose to extend the period of validity of the OPA, it must report said extension to the interested parties through a notification to be published no later than April 12, 2021 in the El Mercurio and El Mostrador newspapers.

Date of Publication of the Notice of Results of the OPA	April 16, 2021
OPA Administrator	BTG Pactual Chile S.A. Corredores de Bolsa
Termination

If, during the term of the OPA, any of the grounds for revocation established in the “Grounds for Termination of the Offer" Section of the Prospectus of the OPA should take place, then Enel S.p.A. may declare the OPA terminated as of April 13, 2021.

The grounds for termination are the following:

(c)       that the Merger does not take place; (b) that there should be any pending judgment or resolution with the aim of, or demand, action or process, whether legal or administrative, which could reasonably expected to: (i) prohibit or materially impede the implementation of the OPA; (ii) impose material limitations on Enel S.p.A. to acquire the Enel Américas´ shares including any material restrictions with respect to the Merger and/or the amendment of Enel Américas´ bylaws; or (iii) impose material limitations on Enel S.p.A.'s effective exercise of all property rights over Enel Américas' shares.

Right of Withdrawal	Pursuant to article 211 of the Chilean Securities Market Law, shareholders who have accepted the OPA may withdraw, in whole or in part, from their acceptance, until the expiration of the term of the Offer, that is to say, until April 13, 2021, by sending a written communication delivered by the shareholder or securities broker acting in the name of the shareholder at the offices of the OPA Administrator, in accordance with the other terms and conditions set out in the Prospectus of the OPA.

III.	Analysis with respect to advisability.

In this statement, I have considered the following factors:

Offer price ($140 Chilean pesos per share):

– It is 16.3% higher than the share’s market price of $120.39 Chilean pesos at the market close on March 12, 2021.

- It is 23.9% higher than the share’s market price at the market close on December 16, 2020 (a day before the announcement of the OPA by Enel S.p.A).

- It is 17.0% higher than the average weighted price for the share in the last 12 months.

- It is 27.5% higher than the price of the withdrawal rights applicable to the approval of the Merger.

The implied OPA premium is in line with the historical prices paid in other OPAs where the controlling shareholder increases its participation (about 30%).

Others:

- With the OPA, Enel S.p.A will increase its stake in Enel Américas, reducing the share of minority shareholders.

- With the incorporation of the Latin American NCRE Assets under the approved Merger with EGP Américas SpA, the long-term value of Enel Américas' stock may be greater than the one offered in the OPA.

IV.	Conclusion regarding advisability.

According to my best judgment, as well as the reasoning and considerations set out above, in my opinion, the OPA is advisable for the Enel Américas shareholders who are seeking liquidity in the short term.

I hereby inform the shareholders that this opinion is expressed under a legal mandate, but that it cannot in any way be regarded as an invitation, recommendation, suggestion, or proposal to sell or to not sell their shares, whether on the occasion of the OPA or on any another occasion. I therefore recommend that each shareholder analyze all the information related to the OPA to make a reasonable investment judgment, taking into account his or her specific financial, legal and tax situation.

This opinion is expressed based on information available at this point in time and is not intended to be a complete summary of the terms and conditions of the OPA, nor to describe the full effects that the OPA will have on Enel Américas or its shareholders.

Yours truly,

/s/ Enrico Viale

Enrico Viale

Director
Enel Américas S.A.